Management's Discussion and Analysis
For the three and six months ended June 30, 2017

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its subsidiaries for the three and six months ended June 30, 2017 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2017. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of August 3, 2017, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in the Americas. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine and the sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, both located in Canada. The Company acquired a silver stream on the Gibraltar mine, located in Canada, in March 2017 and also owns a portfolio of royalties, options on royalty/stream financing and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada and the U.S.A. In addition, the Company invests in equities of exploration, development and royalty companies.

On July 31, 2017, Osisko closed the acquisition of a precious metals portfolio of assets from Orion Mine Finance Group (“Orion”) consisting of 74 royalties, streams and precious metal offtakes, including a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. Additional information on this acquisition is provided in this MD&A.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. The Company may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights – Second quarter of 2017

•

On June 5, 2017, announced the acquisition of a precious metals portfolio of assets from Orion consisting of 74 royalties, streams and precious metal offtakes, including a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile; the acquisition was closed on July 31, 2017;

•	Record quarterly gold equivalent ounces (“GEO”) earned of 10,863[1] (12% increase compared to Q2 20162 );
•	Record quarterly revenues of $18.4 million (16% increase compared to Q2 2016);
•	Net cash flows provided by operating activities of $14.1 million (compared to $15.9 million in Q2 2016);
•	Net earnings attributable to Osisko’s shareholders of $11.0 million, $0.10 per basic share (compared to $15.7 million, $0.15 per basic share in Q2 2016);
•	Adjusted earnings[3] of $7.1 million, $0.07 per basic share[3] (compared to $6.6 million, $0.06 per basic share in Q2 2016);
•	Acquisition of additional common shares of Barkerville Gold Mines Ltd. (“Barkerville”), an associate of Osisko, for $38.9 million which increased Osisko’s holding to 33.4%;
•

Acquisition of an additional 0.75% NSR royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, which increased the NSR royalty held by Osisko on the Cariboo gold project to a total of 2.25% NSR; and

•	Declaration of an eleventh quarterly dividend of $0.04 per common share paid on July 17, 2017 to shareholders of record as of the close of business on June 30, 2017.

Highlight – Subsequent to June 30, 2017

•	On August 3, 2017, declaration of a twelfth quarterly dividend of $0.05 per common share payable on October 16, 2017 to shareholders of record as of the close of business on September 30, 2017, representing a 25% increase from the previous quarter.

1

Gold equivalent ounces includes NSR royalties in gold, silver and other cash royalties and the silver stream. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Refer to the portfolio of royalty and stream interests section for average metal prices used.

2	Three months ended June 30, 2016 or second quarter of 2016 (“Q2 2016”).
3

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Acquisition of Orion’s Portfolio

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 7 precious metal offtakes and 6 streams for US$506.8 million ($653.1 million1) in cash consideration, representing the agreed upon purchase price of US$500.6 million ($645.3 million) plus an initial estimate of US$6.2 million ($7.8 million1) for the amounts received by Orion since June 1, 2017, the effective date of the transaction and the working capital acquired, and 30,906,594 common shares of Osisko issued to Orion (the “Purchase Price”) (the “Transaction”). The combination of Osisko and Orion’s portfolios results in Osisko holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets. Through the Transaction, the Company gained a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares (“Private Placement Shares”) were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million).

A special meeting of Osisko shareholders was held on July 31, 2017, where the shareholders approved the Transaction and the Private Placement.

Following the Transaction, Orion, Caisse and its affiliates and Fonds F.T.Q. hold respectively approximately 19.7%, 12.1% and 5.5% of Osisko’s issued and outstanding common shares, based on the number of common shares of Osisko outstanding at the closing of the Transaction on July 31, 2017. Any sale of the shares issued to Orion is subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

The Company agreed to pay the cash portion of the acquisition in U.S. dollars for a fixed pre-determined amount of US$500.6 million (representing $675.0 million at the signing of the agreement). Therefore, the Company entered in June 2017 into foreign exchange forward contracts for $275 million to acquire US$204 million and designated these contracts as cash flow hedges for accounting purposes. The balance of the cash portion of the acquisition price paid in U.S. dollars was paid from current cash and cash equivalent balances denominated in U.S. dollars for US$184.8 million ($230.8 million1) and the available revolving credit facility, which was drawn by US$118 million ($147.3 million1).

The Transaction with Orion will be accounted for as a business combination with Osisko as the acquirer. The assets acquired and the liabilities assumed are to be recorded at their estimated fair market values at the time of the closing of the acquisition, being July 31, 2017. The total transaction costs are estimated at $8.5 to $9.0 million, of which $1.0 million and $1.1 million are included in the statement of income for the three and six months ended June 30, 2017, respectively.

Streams and offtake agreements acquired are subject to purchase commitments of gold, silver and diamonds, which are summarized in the Contractual Obligations and Commitments section of the MD&A.

1	Based on the Bank of Canada daily exchange rate of July 31, 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Summary of Significant Royalty, Stream and Offtake Interests Acquired

Asset	Operator	Interest	Commodities	Jurisdiction	Stage
Renard	Stornoway Diamonds	Stream	Dia	Canada	Production
Mantos Blancos	Mantos Copper S.A.	Stream	Ag	Chile	Production
Brucejack	Pretium Resources	Stream & Offtake	Au	Canada	Production
Sasa	Lynx Resources Ltd	Stream	Ag	Macedonia	Production
Matilda	Blackham Resources	Offtake	Au	Australia	Production
Parral	GoGold Resources	Offtake	Au	Mexico	Production
San Ramon	Red Eagle Mining Corp.	Offtake	Au	Colombia	Production
Seabee	Silver Standard	3% NSR Royalty	Au	Canada	Production
Bald Mtn. Alligator Ridge	Kinross	1% NSR Royalty	Au	USA	Production
Bald Mtn. Duke/ Trapper	Kinross	4% NSR Royalty	Au	USA	Production
Brauna	Lipari	1% GRR(1) Royalty	Dia	Brazil	Production
Kwale	Base Resources	1.5% GRR Royalty	Il, Ru, Zi	Kenya	Production
Pan	GRP Minerals	4% NSR Royalty	Au	USA	Production
Amulsar	Lydian International	Stream & Offtake	Au, Ag	Armenia	Development
Back Forty	Aquila Resources	Stream	Ag	USA	Development
Gold Rock	GRP Minerals	4% NSR Royalty	Au	USA	Exploration
Casino	Western Copper & Gold	1.25% NSR Royalty	Au, Ag, Cu	Canada	Exploration
Cerro Del Gallo	Primero Mining	3% NSR Royalty	Au, Ag	Mexico	Exploration
Sao Jorge	GoldMining	1.25% NSR Royalty	Au	Brazil	Exploration
Spring Valley	Waterton	0.5% NSR Royalty	Au	USA	Exploration
Nimbus	MacPhersons Resources	Offtake	Au, Ag	Australia	Exploration
Yenipazar	Aldridge Minerals Inc.	Offtake	Au	Turkey	Exploration

(1)	Gross revenue royalty (“GRR”)

Renard (Stornoway Diamond Corporation)

The Renard diamond mine is operated by Stornoway Diamond Corporation and is Québec's first and Canada's sixth producing diamond mine. It is located approximately 250 kilometres north of the Cree community of Mistissini and 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. Construction on the mine commenced on July 10, 2014, and commercial production was declared on January 1, 2017. Under the terms of the Renard Streaming Agreement, Osisko is entitled to a 9.6% of the Renard diamond mine production in exchange for payments of US$50 per carat, subject to increase of 1% annually after January 1, 2020.

Mantos Blancos (Mantos Copper S.A.)

Mantos Copper S.A. (“Mantos”) is a mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile. The Mantos stream agreement is for the life of mine and is based on 100% of the payable silver from the Mantos Blancos copper mine until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%. The purchase price for silver under the Mantos stream is 25% of the average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko. Mantos may elect to reduce the amount of refined silver to be delivered and sold to Osisko by 50%, in which case Mantos shall make a cash payment of US$70 million to Osisko.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Osisko has a right of first refusal in respect of a financing by Mantos of any royalty, stream, participation or production interest in gold at the Mantos Blancos copper mine or the Mantoverde mine prior to June 30, 2018.

Brucejack Stream (Pretium Resources Inc.)

Pretium Resources Inc.’s (“Pretium”) high-grade underground Brucejack gold mine announced commercial production on July 3, 2017. The Brucejack gold mine is located in northwestern British Columbia, approximately 65 kilometres north of Stewart, British Columbia and consists of 122,133 hectares (over 301,798 acres). The term of the Brucejack stream is the date on which Pretium has sold to Osisko 7,067,000 ounces of gold and 26,297,000 ounces of silver. If Pretium exercises the 2018 stream option, the metal percentage will be 3% (1.5% attributable to Osisko) and if Pretium exercises the 2019 stream option, it will be 4% (2% attributable to Osisko). Pretium may elect to repurchase all or a portion of the stream by one of the following options:

(i)	Buy-Back 2018: Pretium has the right to repurchase the entire stream on December 31, 2018 for US$237 million (US$119 million attributable to Osisko);
(ii)	Buy-Back 2019 : Pretium has the right to repurchase the entire stream on December 31, 2019 for US$272 million (US$136 million attributable to Osisko);
(iii)	Buy-Down 2018 : Pretium has the right to reduce the stream from 8% to 3% by making a US$150 million payment on December 31, 2018 (US$75 million attributable to Osisko);
(iv)	Buy-Down 2019: Pretium has the right to reduce the stream from 8% to 4% by making a US$150 million payment on December 31, 2019 (US$75 million attributable to Osisko)

If Pretium does not exercise the right to reduce or repurchase the refined precious metals under the stream by December 31, 2019, US$20 million will be payable by Pretium (US$10 million attributable to Osisko) and an 8% stream (4% attributable to Osisko) will apply beginning January 1, 2020, with ongoing transfer payments of US$400 per ounce of gold and US$4.00 per ounce of silver.

Brucejack Offtake

The Brucejack Offtake agreement applies to sales from the first 7,067,000 ounces of refined gold (less any delivered ounces pursuant to the Brucejack Stream Agreement described above). Osisko is required to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% (50% attributable to Osisko) of refined gold produced at the Brucejack project less the percentage of refined gold to be delivered pursuant to the Brucejack stream agreement (being between 0% and 4% attributable to Osisko), subject to the reduction election described above. Pretium has the option to reduce the offtake obligation by one of the following options:

(i)

On December 31, 2018, Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to Osisko) by paying US$11 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to Osisko) by paying US$11 per ounce multiplied by 0.75, on the remaining undelivered gold ounces; or

(ii)

On December 31, 2019 Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to Osisko) by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to Osisko) by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

SASA Stream (Lynx Resources Ltd)

The SASA mine is located in Macedonia and is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. Osisko’s entitlement under the SASA stream applies to 100% of payable silver production in exchange for US$5 per ounce of refined silver increased annually from 2017 based on inflation.

Amulsar Stream (Lydian International)

The Amulsar project is a gold-bearing quartzite deposit located in southern Armenia. The Amulsar project is in the development and construction stage and production is expected to begin in 2018. Amulsar will be Armenia's largest gold mine, with estimated mineral resources containing 3.5 million measured and indicated gold ounces and 1.3 million inferred gold ounces. Gold production is targeted to average approximately 225,000 ounces annually over an initial 10-year mine life. Osisko’s entitlement under the Amulsar stream applies to 4.22% of refined gold production and 62.5% of refined silver until 142,454 ounces of refined gold and 695,549 ounces of refined silver are delivered. The stream agreement includes ongoing transfer payments by Osisko to Lydian of US$400 per ounce of refined gold and US$4.00 per ounce of refined silver delivered under the stream subject to a 1% annual increase starting on the third anniversary of commercial production. Lydian has the option to buy back a portion of the stream by one of the following options:

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

(i)	the stream percentage may be reduced by 50% on the second anniversary of commercial production for US$55M (US$34.38M attributable to Osisko); or
(ii)	the stream percentage may be reduced by 50% on the third anniversary of commercial production for US$50M (US$31.25M attributable to Osisko)

Back Forty Stream (Aquila Resources)

The Back Forty project is a zinc and gold volcanogenic massive sulfide deposit located in Michigan, United States. The Back Forty project is in the development stage and advancing toward a feasibility study expected in 2017. Back Forty is expected to produce 532,000 ounces of gold, 721 million pounds of zinc, 74 million pounds of copper, 4.6 million ounces of silver, and 21 million pounds of lead. The Back Forty Stream applies to 75% of payable silver production over the mine’s operating life and includes ongoing transfer payments by Osisko to Aquila of US$4.00 per ounce of refined silver delivered under the stream.

Casino Royalty (Western Copper & Gold)

The Casino project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada. The Casino project is currently in the environmental assessment review phase and contains copper, gold, molybdenum and silver. The mill is expected to process about 120,000 tonnes of ore per day or 43.8 million tonnes per year over a 22-year mine life. The Casino royalty is a 2.75% perpetual NSR royalty applicable to 723 mining claims making up the Casino property. Western Copper & Gold has the option to purchase 0.75% of the royalty (resulting in a remaining 2% royalty) for US$59M until December 31, 2017. If not excersised, the repurchase option expires on January 1, 2018.

Porfolio of Royalty and Stream Interests

Results for the second quarter and first semester of 2017

Osisko holds two of the premier royalty assets in the gold sector. All of its producing royalty and stream interests as of June 30, 2017 were in Canada (which will not be the case in the third quarter of 2017 following Orion’s Transaction). The following table details the GEO earned from Osisko’s producing royalty and stream interests:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Gold
Canadian Malartic	7,407	7,242	14,890	14,364
Éléonore	1,748	1,585	3,329	3,655
Island Gold	394	440	810	652
Vezza	326	221	675	221
Other	77	78	227	105
	9,952	9,566	19,931	18,997
Silver
Gibraltar (3 and 5 months)	800	-	1,109	-
Canadian Malartic	111	105	238	207
Vezza	-	-	2	-
	911	105	1,349	207

Total GEO	10,863	9,671	21,280	19,204

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

GEO by Metal

Revenues by Royalty and Stream Interest

CM = Canadian Malartic, ELE = Éléonore, GIB = Gibraltar

Average Metal Prices and Exchange Rate

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Gold(1)	$1,257	$1,260	$1,238	$1,221
Silver(2)	$17	$17	$17	$16

Exchange rate (US$/Can$)(3)	1.3449	1.2886	1.3344	1.3309

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada daily rate

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Royalties and Streams - Summary(7)

Asset	Operator	Interest	Commodities	Jurisdiction	Stage
Canadian Malartic	Agnico/Yamana	5.0% NSR royalty	Au	Canada	Production
Éléonore	Goldcorp	2.0-3.5% NSR royalty	Au	Canada	Production
Gibraltar	Taseko Mines	Stream	Ag	Canada	Production
Island Gold(1),(2)	Richmont Mines	1.38-2.55% NSR royalty	Au	Canada	Production
Hewfran Block (1), (2)	Metanor Resources Inc.	1.7% NSR royalty	Au	Canada	Production
Vezza	Ressources Nottaway Inc.	5% NSR royalty & 40% NPI royalty	Au	Canada	Production
Horne 5 (5)	Falco	Gold/silver stream or 1% NSR royalty	Au, Ag, Cu	Canada	Exploration
Lamaque(1), (2)	Integra	1.7%(6) NSR royalty	Au	Canada	Exploration
Cariboo	Barkerville	2.25% NSR royalty	Au	Canada	Exploration
Windfall Lake	Osisko Mining	1.5% NSR Royalty	Au	Canada	Exploration
Marban	Osisko Mining	0.425% NSR royalty	Au	Canada	Exploration
Hermosa	Arizona Mining	1% NSR royalty	Zn, Pb, Ag	USA	Exploration
Pandora	Agnico/Yamana	2% NSR royalty	Au	Canada	Exploration
Malartic – Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Canada	Exploration
Malartic – Odyssey South	Agnico/Yamana	5% NSR royalty	Au	Canada	Exploration
Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Canada	Exploration
Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Canada	Exploration
Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Canada	Exploration
Copperwood	Highland Copper Company Inc.	3% NSR royalty (3)	Ag, Cu	USA	Exploration
James Bay properties	Osisko Mining	1.5-3.5% NSR royalty(4)	Au, Ag	Canada	Exploration
James Bay properties	Osisko Mining	2.0 NSR royalty (4)	Other than Au, Ag	Canada	Exploration

Options on Royalties and Streams – Summary(7)

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage

White Pine North, Copperwood and Keweenaw	Highland Copper	Stream	US$26.0 million	Ag	USA	Exploration

Neita	Unigold	2% NSR royalty	$2.0 million	Au	Dominican	Exploration
Republic

La Fortuna	Minera Alamos	4% NSR royalty	$9.0 million	Au	Mexico	Exploration

Yellowknife City Gold	TerraX	3% NSR royalty	$4.0 million	Au	Canada	Exploration

(1)	In 2015, the Company acquired a portfolio of 28 Canadian royalties held by Teck Resources Limited for cash consideration of $24.2 million.
(2)	After the sale of a 15% interest in the royalties acquired from Teck Resources Limited to Caisse de dépôt et placement du Québec.
(3)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(4)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements. The amendment was necessitated by the optioning of the Kan Project to Barrick Gold Corporation. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Through (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period, which represents the guaranteed expenditures to be incurred by Barrick Gold Corporation (“Barrick”), following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

(5)

In May 2016, Osisko entered into a financing agreement of $10.0 million with Falco, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded.

(6)	Integra has an option to buy-back 1% of the NSR royalty for $2.0 million.
(7)	Excluding the interests acquired from Orion (discussed under the section Acquisition of Orion’s portfolio).

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Significant Producing Royalty and Stream Assets

Geographical Distribution of Royalty and Stream Assets

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Canadian Malartic (Agnico Eagle and Yamana)

The Company’s cornerstone asset is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana (the “Partners”). The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by Osisko Mining Corporation and commenced production in April 2011. Canadian Malartic is Canada’s largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone. In February 2017, the Partners have declared initial inferred mineral resources at Odyssey, estimated at 1.4 million ounces of gold (20.7 million tonnes grading 2.15 grams per tonne gold).

The Québec government has announced the approval of the Canadian Malartic extension project in April 2017. The expansion project will allow the mine to access the Barnat zone, which has softer ore and could allow for higher throughputs. The preparatory work for the project will begin after obtaining the certificates of authorization from the Québec Ministry of Sustainable Development, Environment and Climate Change. Deviation plans include a temporary bridge over Highway 117 to minimize the impact of the construction work on local traffic. Tree clearing activities have started for the road deviation. The final certificate of authorization for the bridge construction is expected from the Québec Ministry of Transport in the third quarter of 2017. Road construction is expected to take two years and production activities are currently forecast to begin in late 2019. As part of the approval, certain operating parameters were modified and clarified which are expected to enhance the operating efficiencies of Canadian Malartic.

Éléonore (Goldcorp Inc.)

Through the acquisition of Virginia Mines Inc. in 2015, Osisko owns a sliding scale 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Commercial production for the Éléonore mine was declared on April 1, 2015. Current NSR royalty is at 2.2% .

Goldcorp has reported that gold production for the three and six months ended June 30, 2017 was 11% lower and 2% higher, respectively, than the three and six months ended June 30, 2016. While the ramp up continues, the tonnes mined in the second quarter of 2017 were consistent with the prior year, as planned, as Éléonore focused on achieving additional development in order to support the longer term production rates. The mined grade is expected to increase in the second half of 2017 as a result of mine sequencing. Éléonore achieved a development rate of 51 meters per day in the first six months of 2017 compared to 47 meters per day in the first six months of 2016, which is designed to support the production ramp-up to 7,000 tonnes per day, expected to be achieved in late 2018 as planned.

For additional information, please refer to Goldcorp’s Management Discussion and Analysis for the three and six months ended Juned 30, 2017, filed on SEDAR at www.sedar.com.

Gibraltar (Taseko Mines Limited)

On March 3, 2017, Osisko closed the acquisition of a silver stream with reference to silver produced at the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”) having a 75% interest in Gibraltar. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Each warrant allows Osisko to acquire one common share of Taseko at a price of $2.74 until April 1, 2020. The fair value of the warrants was evaluated at $1,780,000 using the Black-Scholes option pricing model and the residual value of $42,678,000 was attributed to the silver stream (including $175,000 of transaction fees). With regards to the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered.

Under the stream, Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver to Osisko and 35% of Gibco’s share of silver production thereafter. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million pounds (“lbs”) of copper and 2.6 million lbs of molybdenum. With a large reserve of 3.2 billion lbs of recoverable copper and 58 million lbs of molybdenum, the estimated mine life of the project is 23 years (proven and probable reserves as of January 1, 2016). The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year reserve life of Gibraltar. Any silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

In July 2017, the production at the Gibraltar mine is expected to be slightly affected by the wild forest fires in the region that forced the mining and milling operations to be idled for a 4-day period.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Island Gold (Richmont Mines Inc.)

The Company started receiving in-kind royalties from its Island Gold NSR royalty (ranging from 1.38% to 2.55%) operated by Richmont Mines Inc. (“Richmont Mines”) during the first quarter of 2016.

Vezza Royalties (Ressources Nottaway Inc.)

The Company holds a 5% NSR royalty and a 40% net profit interest (“NPI”) royalty in the Vezza gold property operated by Ressources Nottaway Inc. The property is located 25 kilometres from Matagami, Québec. Operations are currently ramping up at Vezza and Osisko has been receiving royalty payments since the second quarter of 2016.

Lamaque Royalty (Integra Gold Corp.)

Osisko holds a 1.7% NSR royalty on the Lamaque property located in Abitibi and owned by Integra Gold Corp. (“Integra”). Integra has an option to buy-back 1% of the NSR royalty for $2.0 million.

Horne 5 Project (Falco Resources Ltd.)

In May, 2016, Osisko closed a financing agreement with Falco Resources Ltd. (“Falco”), an associate of Osisko, whereby Osisko provided a $10.0 million loan to be used for the advancement of the Horne 5 Project (Rouyn-Noranda, Québec) and for general corporate purposes. The loan has an 18 month maturity and bears an interest of 7%. Under the terms of the financing, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement ("Stream Agreement"), which shall be substantially in the form typical for such transaction in the industry, whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash. Under certain events of default, Osisko may, at its option, require the repayment of the principal amount and the accrued interest in cash.

Cariboo Gold Project (Barkerville Gold Mines Ltd.)

The Company holds a 2.25% NSR royalty on the Cariboo Gold Project located in British Columbia, Canada, and owned by Barkerville, an associate of Osisko, including a 0.75% NSR royalty acquired in April 2017 for $12.5 million. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko retains a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Windfall Lake (Osisko Mining Inc.)

On October 4, 2016, Osisko exercised its option to acquire a 1% NSR royalty on Osisko Mining Inc.’s (“Osisko Mining”) Windfall Lake property for $5.0 million. Osisko was already the holder of a 0.5% NSR royalty on Windfall Lake. Therefore, the royalty on the Windfall Lake property has increased to a total of 1.5% . Osisko Mining is an associate of Osisko.

Marban (Osisko Mining Inc.)

Osisko is the holder of a 0.425% NSR royalty on the Marban gold project, located in the Abitibi region of Québec, and is entitled to receive a payment of $4.25 million on a production decision.

Hermosa Project (Arizona Mining Inc.)

In April 2016, Osisko acquired for $10.0 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. (“Arizona Mining”) and located in Santa Cruz County, Arizona.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining, Falco and Barkerville.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

During the three and six months ended June 30, 2017, Osisko acquired investments for $68.3 million and $131.1 million, respectively, and sold investments for $1.0 million and $23.5 million, respectively.

The following table presents the carrying value and fair value of the investments in marketable securities as at June 30, 2017 (in thousands of dollars):

Marketable securities	Carrying value(i)	Fair value(ii)
	$	$

Associates	168,813	297,911
Other	123,596	123,596
	292,409	421,508

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9,Financial Instruments.

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at June 30, 2017.

Main strategic investments

Osisko Mining Inc.

In August 2015, Osisko Mining acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new Canadian focused gold exploration and development company. In 2015, Osisko invested $17.8 million in shares of Osisko Mining and was granted a right to acquire a 1% NSR royalty on all properties held by Osisko Mining at the date of the financing. The right was exercised in October 2016 for $5.0 million and includes a 1% NSR royalty on the Windfall Lake gold project (bringing the total NSR royalty on the Windfall Lake gold project to 1.5%), where Osisko Mining is currently pursuing a 400,000 meter drilling program. In March 2016, Osisko Mining acquired all of the outstanding shares of NioGold Mining Corporation. In 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements, on properties held by Osisko in the James Bay area. The amendment was necessitated by the optioning of the Kan Project to Barrick Gold Corporation. The transaction is detailed in the Royalties and Streams – Summary table of this MD&A. In 2016, the Company invested $6.8 million in Osisko Mining and during the first semester of 2017, invested an additional $23.8 million. As at June 30, 2017, the Company holds 28,772,709 common shares representing a 15.3% interest in Osisko Mining (13.5% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Osisko Mining, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Barkerville Gold Mines Ltd.

Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada, where it is executing a 160,000 meter drilling program. In November, 2015, Osisko and Barkerville entered into an agreement for Osisko to acquire a 1.5% NSR royalty on the Cariboo Gold project for cash consideration of $25.0 million. In April, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko to 2.25% . The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko will retain a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project. In 2015 and 2016, Osisko acquired common shares of Barkerville for $11.0 million and $8.2 million, respectively. In the first semester of 2017, Osisko invested an additional $40.8 million. As at June 30, 2017, the Company holds 127,705,560 common shares representing a 33.4% interest in Barkerville (17.3% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Barkerville, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Falco Resources Ltd.

Falco‘s main asset is the Horne 5 gold project, for which a feasibility study is expected to be released in the third quarter of 2017. In 2015 and 2016, Osisko acquired additional common shares in Falco for $2.4 million and $3.3 million, respectively. In addition, Osisko entered into a financing agreement of $10.0 million with Falco in 2016, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. In the first semester of 2017, Osisko acquired additional shares of Falco for $4.0 million. As at June 30, 2017, the Company holds 23,927,005 common shares representing a 13.3% interest in Falco (14.2% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Falco, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

Other significant investment

Labrador Iron Ore Royalty Corporation

Over the course of the fourth quarter of 2016 and January 2017, Osisko sold its 9.8% interest in Labrador Iron Ore Royalty Corporation (“LIORC”). The Company received $113.4 million in proceeds (including $98.2 million in 2016 and $15.2 million in 2017). Since the initial investment in LIORC, the Company received $10.7 million in dividends (including $6.3 million in 2016 and $0.2 million in 2017). As Osisko’s interest has been completely liquidated, the Company will not be receiving non-taxable dividend income going forward.

Exploration and Evaluation Activities

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining. The agreement is described under the Royalties and Streams – Summary table of this MD&A. Osisko undertakes not to participate in any exploration activity and is bound not to compete with Osisko Mining in areas covered by the agreement, except for the continuation of activities on its Coulon copper-zinc project held by Osisko and other Québec institutional shareholders and on four other exploration properties. As part of the transaction, Osisko Mining hired all of the Osisko Québec based exploration team (former Virginia Mines Inc. employees) and took over the Québec office lease.

As a result of this transaction, the exploration and evaluation activities have been significantly reduced and will be concentrated on the Coulon project (James Bay area). The estimated investments for 2017 are estimated at $3.1 million ($1.7 million net of estimated exploration tax credits), of which about $2.2 million will be financed by Québec institutions and other partners. During the three and six months ended June 30, 2017, the investments amounted respectively to $0.9 million and $1.7 million, net of tax credits. As at June 30, 2017, the carrying value of the Coulon project was $59.5 million ($57.8 million as at December 31, 2016) and the carrying value of the other properties, including those under the earn-in agreements with Osisko Mining, was $42.3 million ($42.2 million as at December 31, 2016). A 10,000 meter drilling program and a preliminary economic assessment was initiated in the first quarter of 2017.

On October 20, 2017 (or before under certain conditions), the non-controlling shareholders of Mines Coulon Inc., the subsidiary holding the Coulon project, have the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. As at June 30, 2017, the non-controlling shareholders had invested an aggregate of $16.0 million in Mines Coulon Inc..

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Revolving Credit Facility

The Company has a revolving credit facility (“Facility”) of $150.0 million as at June 30, 2017 which was not drawn. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty, stream and similar interests) and has a two-year term, which can be extended by one year on each of the two anniversary dates of the amendment (up to December 23, 2019). On July 31, 2017, the Company drew the Facility for US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) to finance a portion of Orion’s portfolio acquisition.

Quarterly Dividends

The Board of Directors has approved the initiation of the Company’s quarterly dividend program on November 16, 2014.

The following table provides details on the dividends declared and paid or payable:

Declaration date	Dividend per share	Record date(i)	Payment date(i)	Dividends paid or payable
	$			$
Year 2014	0.03	n/a	n/a	1,551,000

Year 2015	0.13	n/a	n/a	12,229,000

Year 2016	0.16	n/a	n/a	17,037,000

March 15, 2017	0.04	March 31, 2017	April 17, 2017	4,264,000
May 4, 2017	0.04	June 30, 2017	July 17, 2017	4,270,000
August 3, 2017	0.05	September 30, 2017	October 16, 2017	tbd(ii)

Year-to-date 2017	0.13

(i)	Not applicable (“n/a”) for annual summaries.
(ii)	To be determined (“tbd”) on September 30, 2017 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend reinvestment plan

In 2015, the Company implemented a dividend reinvestment plan (“DRIP”). The DRIP allows Canadian shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at June 30, 2017, the holders of 13,498,789 common shares had elected to participate in the DRIP, representing dividends payable of $540,000.

During the six months ended June 30, 2017, the Company issued 35,371 common shares under the DRIP, at a discount rate of 3%. On July 17, 2017, 35,337 common shares were issued under the DRIP at a discount rate of 3%.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Gold Market and Currency

Gold Market

During the first quarter of 2017, the gold price continued its recovery from the lows of December 2016. A combination of macroeconomic drivers and political uncertainties in Europe and in the U.S.A. maintained a bullish sentiment for investors looking for safe-haven assets like gold.

During the second quarter of 2017, volatility in the gold price has continued with a trading range of US$1,221 to US$1,294 per ounce despite a strong sentiment towards traditional assets, in particular equities that reached all-time highs in the U.S.A. and in Europe. Gold had two healthy recoveries in April and May, and started on a positive tone in June, rallying to a year-to-date high of US$1,294 per ounce ahead of the United Kingdom elections. Since then, prices have slipped hitting a three month low of US$1,210 per ounce in early July, before recovering partially its losses. While the U.S. dollar has been trending lower, which has been supportive for gold, reduction in political and geopolitical tensions in Europe in June has prompted profit taking.

Gold price closed at US$1,242 per ounce on the London Fix as at June 30, 2017 compared to US$1,245 per ounce as at March 31, 2017. The quarterly average price was higher by US$38 per ounce in the second quarter of 2017 at US$1,257 per ounce compared to the first quarter of US$1,219.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2017 – Q2 (YTD)	$1,294	$1,151	$1,238	$1,242
2016	1,366	1,077	1,251	1,146
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658

In Canadian dollar terms, the average price per ounce of gold for the second quarter of 2017 averaged $1,690 per ounce compared to $1,614 per ounce in the first quarter of 2017.

Currency

The Company is subject to currency fluctuations as its revenues are mainly in U.S. dollars and its expenses are mainly denominated in Canadian dollars. The Company also holds significant cash balances in U.S. dollars to diversify its resources (US$174.6 million as at June 30, 2017), which can create volatility in gains and losses on foreign exchange on the consolidated statement of income. A weaker Canadian dollar increases the revenues presented in Canadian dollars on the consolidated statement of income as the sales of gold and silver are traded in U.S. dollars. To compensate for the risk that a weaker Canadian dollar would have on the Company’s purchasing power of U.S. dollar denominated investments, the Company holds a certain percentage of its cash in U.S. dollars.

After recovering from its December 2016 decline, the Canadian dollar performed relatively well against the U.S. dollar in the first months of 2017, before falling again in April and early May to a low of 1.3743 against the U.S. dollar. In May and June, the currency recovered against the U.S. dollar focusing on economic gains and reached levels last seen in September 2016. The dollar traded between a range of 1.2977 and 1.3743, and closed at 1.2977 for an average of 1.3449 for the second quarter of 2017.

The Canadian economy led the G7 countries in the first quarter of 2017 and grew more than expected at 3.7% and maintained healthy momentum into the second quarter.

On July 12, 2017, the Bank of Canada increased the overnight rate target by 0.25% to 0.75% . The Federal Reserve raised the rate by 25 basis points in March and June to 1.25% . Future rate increases are expected to be gradual.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2017 – Q2 (YTD)	1.3743	1.2977	1.3344	1.2977
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949

Selected Financial Information(1)
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended		Six months ended
	June 30,		June 30,

	2017	2016	2017	2016
	$	$	$	$

Revenues	18,359	15,792	35,485	31,398
Gross profit	14,413	12,842	28,118	25,398
Operating income	5,858	4,777	12,091	11,852
Net earnings(2)	11,043	15,737	15,119	15,677
Basic net earnings per share(2)	0.10	0.15	0.14	0.15
Diluted net earnings per share(2)	0.10	0.15	0.14	0.15

Total assets	1,438,511	1,354,799	1,438,511	1,354,799
Total non-current financial liabilities	58,094	55,206	58,094	55,206

Operating cash flows	14,082	15,864	26,095	25,684

Gold equivalent ounces earned(3)	10,863	9,671	21,280	19,204
Gold equivalent ounces sold(4)	10,864	9,676	21,425	19,222

Average selling price of gold (per ounce sold)
In C$(5)	1,692	1,631	1,656	1,633
In US$	1,263	1,272	1,245	1,240

Weighted average shares outstanding (in thousands)
Basic	106,656	106,374	106,617	102,733
Diluted	106,771	106,570	106,700	102,936

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)	Attributable to Osisko’s sharehoders.
(3)

Gold equivalent ounces earned includes NSR royalties in gold, silver and other cash royalties and the silver stream. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Refer to the portfolio of royalty and stream interests section for average metal prices used.

(4)

Gold equivalent ounces sold includes sales of gold and silver ounces from the in-kind NSR royalties earned and the other cash royalties earned. Silver was converted to gold equivalent ounces by multiplying the silver ounces sold by the average silver price for the period and dividing by the average gold price for the period. Cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Refer to the portfolio of royalty and stream interests section for average metal prices used.

(5)	Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Overview of Financial Results

Financial Summary – Second Quarter of 2017

•	Quarterly revenues of $18.4 million compared to $15.8 million in the second quarter of 2016;

•	Gross profit of $14.4 million compared to $12.8 million in the second quarter of 2016;

•	Operating income of $5.9 million compared to $4.8 million in the second quarter of 2016;

•	Net earnings attributable to Osisko’s sharehoders of $11.0 million or $0.10 per basic and diluted share, compared to $15.7 million or $0.15 per basic and diluted share in the second quarter of 2016;

•	Adjusted earnings[1] of $7.1 million or $0.07 per basic share[1] compared to $6.6 million or $0.06 per basic share in the second quarter of 2016;

•	Net cash flows provided by operating activities of $14.1 million compared to $15.9 million in the second quarter of 2016.

Revenues increased in the second quarter of 2017 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine increased by 2% or 165 ounces (sales increased by 156 ounces), gold royalties earned and sold from the Éléonore mine increased by 10% or 163 ounces and gold royalties earned and sold from the Vezza mine increased by 105 ounces. In addition, Osisko received and sold 58,376 ounces of silver with respect to its Gibraltar silver stream. These increases were partially offset by a decrease in gold royalties earned and sold from the Island Gold mine of 46 ounces. The average selling price of gold per ounce in Canadian dollars was higher in the second quarter of 2017 at $1,692 compared to $1,631 in the second quarter of 2016.

Gross profit reached $14.4 million in the second quarter of 2017 compared to $12.8 million in the second quarter of 2016 as a result of higher sales.

During the second quarter of 2017, operating income amounted to $5.9 million compared to $4.8 million in the corresponding period of 2016. The increase in operating income in 2017 is mainly the result of higher gross profit and cost recoveries from associates, lower exploration and evaluation expenses and a gain on disposal of exploration and evaluation assets (compared to a loss in the second quarter of 2016), partially offset by higher general and administrative expenses (“G&A”). The increase in G&A expenses is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the expected objectives achievements as at June 30, 2017) and higher general costs due to the increased activities of the Company in 2017. Business development expenses were stable at $2.7 million, but include transaction costs related to the acquisition of Orion of $1.0 million in the second quarter of 2017.

The decrease in net earnings attributable to Osisko’s shareholders in the second quarter of 2017 is mainly the result of a foreign exchange loss and the absence of dividend income following the sale of the shares of LIORC in 2016 and early 2017, partially offset by higher interest income.

Adjusted earnings increased to $7.1 million compared to $6.6 million in the second quarter of 2016 as a result of higher gross profit, partially offset by an increase in G&A expenses.

Net cash flows provided by operating activities decreased in the second quarter of 2017 as a result of a lower positive impact of changes in non-cash working capital items when compared to the second quarter of 2016. Excluding changes in non-cash working capital items, net cash flows provided by operating activities were $13.7 million compared to $13.0 million in the corresponding period of 2016, mainly as a result of higher revenues and gross profit.

1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Financial Summary – First Semester of 2017

•	Revenues of $35.5 million compared to $31.4 million in the first semester of 2016;

•	Gross profit of $28.1 million compared to $25.4 million in the first semester of 2016;

•	Operating income of $12.1 million compared to $11.9 million in the first semester of 2016;

•	Net earnings attributable to Osisko’s sharehoders of $15.1 million or $0.14 per basic and diluted share, compared to $15.7 million or $0.15 per basic and diluted share in the first semester of 2016;

•	Adjusted earnings[1] of $13.8 million or $0.13 per basic share[1] compared to $15.2 million or $0.15 per basic share in the first semester of 2016;

•	Net cash flows provided by operating activities of $26.1 million compared to $25.7 million in the first semester of 2016.

Revenues increased in the first semester of 2017 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine increased by 4% or 526 ounces (sales increased by 544 ounces), gold royalties earned and sold from the Island Gold mine increased by 158 ounces and gold royalties earned from the Vezza mine increased by 454 ounces (sales increased by 553 ounces). In addition, Osisko received and sold 79,992 ounces of silver with respect to its Gibraltar silver stream. These increases were partially offset by a decrease in gold royalties earned and sold from the Éléonore mine of 9% or 326 ounces. The average selling price of gold per ounce in Canadian dollars was higher in the first semester of 2017 at $1,656 compared to $1,633 in the first semester of 2016.

Gross profit reached $28.1 million in the first semester of 2017 compared to $25.4 million in the first semester of 2016 as a result of higher sales.

During the first semester of 2017, operating income amounted to $12.1 million compared to $11.9 million in the corresponding period of 2016. The increase in operating income in 2017 is mainly the result of higher gross profit and cost recoveries from associates, lower exploration and evaluation expenses and a gain on disposal of exploration and evaluation assets (compared to a loss in the first semester of 2016), partially offset by higher general and administrative expenses (“G&A”). The increase in G&A expenses is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the expected objectives achievements as at June 30, 2017) and higher general costs due to the increased activities of the Company in 2017. Business development expenses increased slightly at $5.0 million compared to $4.8 milllion in the first semester of 2016, but include transaction costs related to the acquisition of Orion of $1.1 million in 2017.

Net earnings attributable to Osisko’s sharehoders in the first semester of 2017 decreased slightly to $15.1 million compared to $15.7 million in the first semester of 2016, mainly due to the absence of dividend income following the sale of the shares of LIORC at the end of 2016 and early 2017 and lower net other gains, partially offset by a lower foreign exchange loss and higher interest income.

Adjusted earnings decreased to $13.8 million compared to $15.2 million in the first semester of 2016 maily as a result of higher G&A expenses and lower dividend income, partially offset by higher interest income.

Net cash flows provided by operating activities increased in the first semester of 2017 as a result of of higher operating income. Excluding changes in non-cash working capital items, net cash flows provided by operating activities were $26.7 million compared to $26.5 million in the corresponding period of 2016.

1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three and six months ended June 30, 2017 and 2016 (in thousands of dollars, except amounts per share):

		Three months ended		Six months ended
		June 30,		June 30,
		2017	2016	2017	2016
		$	$	$	$

Revenues	(a)	18,359	15,792	35,485	31,398

Cost of sales	(b)	(271)	(138)	(373)	(166)
Depletion of royalty and stream interest	(c)	(3,675)	(2,812)	(6,994)	(5,834)
Gross profit		14,413	12,842	28,118	25,398

Other operating expenses
General and administrative	(d)	(6,742)	(5,307)	(12,897)	(9,120)
Business development	(e)	(2,698)	(2,736)	(4,963)	(4,822)
Exploration and evaluation	(f)	(42)	(373)	(84)	(695)
Gain (loss) on disposal of exploration and evaluation assets	(g)	20	(312)	20	(312)
Cost recoveries from associates	(h)	907	663	1,897	1,403

Operating income		5,858	4,777	12,091	11,852

Other revenues, net	(i)	7,101	14,942	6,589	6,976

Earnings before income taxes		12,959	19,719	18,680	18,828

Income tax expense	(j)	(2,023)	(4,066)	(3,744)	(3,302)

Net earnings		10,936	15,653	14,936	15,526

Net earnings (loss) attributable to:
Osisko’s shareholders		11,043	15,737	15,119	15,677
Non-controlling interests		(107)	(84)	(183)	(151)

Net earnings per share attributable to Osisko’s shareholders
Basic		0.10	0.15	0.14	0.15
Diluted		0.10	0.15	0.14	0.15

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

(a)	Revenues are comprised of the following:

	Three months ended June 30,
	2017				2016
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,692	9,874	16,710		1,631	9,497	15,488
Silver sold	23	66,681	1,519		23	7,583	178
Royalties (paid in cash)	-	-	130		-	-	126
			18,359				15,792

	Six months ended June 30,
	2017				2016
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,656	19,843	32,858		1,633	18,914	30,890
Silver sold	23	97,609	2,255		22	15,683	338
Royalties (paid in cash)	-	-	372		-	-	170
			35,485				31,398

(b)

Cost of sales represents the price paid per ounce of silver delivered under the Gibraltar stream as well as minimal refining, insurance and transportation costs related to the ounces received under royalty agreements. The first delivery under the Gibraltar silver stream occurred in March 2017.

(c)

The royalty and stream interests are depleted using the units-of-production method over the life of the properties or the life of the agreement. Depletion of royalty and stream interests represents mainly the depletion of the Éléonore royalty interest acquired in February 2015, the depletion of the Island Gold and Vezza royalty interests as well as the depletion of the Gibraltar silver stream acquired in March 2017.

(d)

During the second quarter of 2017, G&A expenses were $6.7 million compared to $5.3 million in the second quarter of 2016. G&A expenses amounted to $12.9 million in the first semester of 2017 compared to $9.1 million in the first semester of 2016. The increase is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the expected objectives achievements as at June 30, 2017)) and higher general costs due to increased activities.

The increase in G&A expenses was partly offset by an increase in cost recoveries from associates.

(e)

Business development expenses were stable at $2.7 million in the second quarter of 2017 and relatively stable at $5.0 million in the first semester of 2017 (compared to $4.8 million in the first semester of 2016). Business development expenses include transaction costs related to the acquisition of Orion of $1.0 million in the second quarter and $1.1 million in the first semester of 2017.

(f)

In 2017, exploration and evaluation expenses decreased to $42,000 in the second quarter (from $373,000 in the second quarter of 2016) and decreased to $84,000 in the first semester (from $695,000 in the first semester of 2016) as a result of the farm-out agreement concluded with Osisko Mining in October 2016.

(g)

In June 2016, the Company disposed of an exploration and evaluation asset having a carrying value of $812,000 in exchange for shares in a new associate having a fair value of $500,000. The Company recorded a loss on disposal of $312,000 in the statement of income.

(h)

Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. The number of service agreements and the level of services with associates have increased during 2016 and 2017, explaining the increase in cost recoveries in 2017.

(i)

Other revenues, net, amounted to $7.1 million in the second quarter of 2017 and include a net gain on investments of $14.6 million (comprised of a net gain on dilution of investments in associates of $12.0 million) and interest revenues of $1.1 million, partially offset by a loss on foreign exchange of $6.1 million, a share of loss of associates of $1.5 million and finance costs of $1.0 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Other revenues, net, amounted to $14.9 million in the second quarter of 2016 and include a net gain on investments of $14.3 million (comprised of a net gain on acquisition of investments of $8.8 million), dividend income of $1.6 million, interest revenues of $0.8 million and a gain on foreign exchange of $0.6 million, partially offset by a share of loss of associates of $1.4 million and finance costs of $1.0 million.

Other revenues, net, amounted to $6.6 million in the first semester of 2017 and include a net gain on investments of $16.6 million (comprised of a net gain on dilution of investments in associates of $16.8 million) and interest revenues of $2.4 million, partially offset by a loss on foreign exchange of $7.5 million, a share of loss of associates of $3.0 million and finance costs of $1.9 million.

Other revenues, net, amounted to $7.0 million in the first semester of 2016 and include a net gain on investments of $19.6 million (comprised of a net gain on acquisition of investments of $8.9 million and a change in fair value of warrants held of $4.0 million), dividend income of $3.1 million and interest revenues of $1.3 million, partially offset by a loss on foreign exchange of $13.1 million, a share of loss of associates of $2.4 million and finance costs of $1.6 million.

(j)

The effective income tax rate for the second quarter of 2017 is 16% compared to 21% in the second quarter of 2016 and 20% for the first semester of 2017 compared to 18% in the first semester of 2016. The statutory rate is 26.8% in 2017 and 26.9% in 2016. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), the investments in flow-through shares, non-taxable dividend income, and non-deductible expenses. In 2017 and 2016, the income tax expense is only related to deferred income taxes.

Liquidity and Capital Resources

As at June 30, 2017, the Company’s cash and cash equivalents amounted to $348.6 million compared to $499.2 million as at December 31, 2016. Significant variations in the liquidity and capital resources in the first semester of 2017 are explained below under the Cash Flows section.

The Company has access to a credit facility (the “Facility”) of $150.0 million that can be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures by the financial institutions. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty and stream interests) and has a two-year term, which can be extended by one year on each anniversary date (up to December 23, 2019).

On July 31, 2017, the Company drew US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) from its credit facility to fund a portion of the acquisition price of Orion’s portfolio payable in cash (US$500.6 million). The Company used US$184.8 million ($230.8 million based on the Bank of Canada daily exchange rate of July 31, 2017) from its cash and cash equivalents balance and the cash received from the private placement to Caisse and Fonds F.T.Q. to fund the balance of the cash portion.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
Cash flows
Operations	13,683	12,953	26,704	26,455
Working capital items	399	2,911	(609)	(771)
Operating activities	14,082	15,864	26,095	25,684
Investing activities	(80,467)	(28,384)	(163,004)	(60,487)
Financing activities	(2,427)	(2,642)	(6,170)	213,861
Effects of exchange rate changes on cash and cash equivalents	(6,113)	644	(7,528)	(13,076)
Increase (decrease) in cash and cash equivalents	(74,925)	(14,518)	(150,607)	165,982
Cash and cash equivalents – beginning of period	423,567	439,009	499,249	258,509
Cash and cash equivalents – end of period	348,642	424,491	348,642	424,491

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Operating Activities

Cash flows provided by operating activities for the second quarter and the first six months of 2017 amounted respectively to $14.1 million and $26.1 million, compared respectively to $15.9 million and $25.7 million in the corresponding periods of 2016.

The decrease in the second quarter of 2017 compared to 2016 is mainly due to a lower positive impact of non-cash working capital items. Excluding non-cash working capital items, cash flows from operations for the second quarter and the first six months of 2017 amounted respectively to $13.7 million and $26.7 million, compared respectively to $13.0 million and $26.5 million in the corresponding periods of 2016. The increase in 2017 is the result of higher revenues from the sale of gold and silver received from royalty and stream agreements, partially offset by higher operating expenses.

Investing Activities

Cash flows used in investing activities amounted to $80.5 million in the second quarter of 2017 compared to $28.4 million in the second quarter of 2016. During the second quarter of 2017, Osisko invested $68.3 million in marketable securities, including $38.9 million for additional shares of Barkerville, $6.0 million for additional shares of Osisko Mining and $4.0 million for additional shares of Falco. Osisko also invested $12.5 million to acquire an additional 0.75% NSR royalty on the Cariboo project held by Barkerville (for a total 2.25% NSR royalty) and $1.6 million in exploration and evaluation assets, mainly on the Coulon project. Proceeds on the sale of investments generated $1.0 million and short-term investments decreased by $1.0 million.

During the second quarter of 2016, the Company invested $13.3 million in marketable securities, $20.0 million in royalty interests, including $10.0 million for a royalty on the Hermosa project held by Arizona Mining and $10.0 million for a royalty or stream financing (to be negotiated) on the Horne 5 project held by Falco, and $2.3 million in exploration and evaluation assets, mainly on the Coulon project and other projects in the James Bay territory. Osisko received proceeds of $7.2 million from the sales of investments during the second quarter of 2016.

Cash flows used in investing activities amounted to $163.0 million in the first semester of 2017 compared to $60.5 million in the first semester of 2016. During the first semester of 2017, Osisko invested $131.1 million in marketable securities, including $40.8 million for additional shares of Barkerville, $23.8 million for additional shares of Osisko Mining and $4.0 million for additional shares of Falco. Osisko also invested $55.4 million in royalty and stream interests, including $42.7 million to acquire a silver stream on the Gibraltar mine (including transaction costs and net of the fair value of the warrants received as part of the transaction) and $12.5 million to acquire a 0.75% NSR royalty on the Cariboo project held by Barkerville, and $0.4 million on exploration and evaluation assets. Proceeds on the sale of investments generated $23.5 million and short-term investments were reduced by $0.5 million.

During the first semester of 2016, the Company invested $18.9 million in marketable securities, $49.5 million in royalty interests and $5.1 million in exploration and evaluation assets, mainly on the Coulon project and other projects in the James Bay territory. Osisko received proceeds of $9.3 million from the sales of investments and $3.6 million from the sale of royalty interests.

Financing Activities

During the second quarter of 2017, cash flows used in financing activities amounted to $2.4 million compared to $2.6 million in the second quarter of 2016. During the second quarter of 2017, the Company paid $3.9 million in dividends to its shareholders and generated $1.5 million from the exercise of share options and the employee share purchase plan compared to dividends paid of $4.0 milion in the second quarter of 2016 and cash inflows of $1.6 million from the exercise of share options and the employee share purchase plan.

During the first semester of 2017, cash outflows from financing amounted to $2.4 million. During this period, the Company paid $8.0 million in dividends to its shareholders and $1.8 million under the Normal Course Issuer Bid. The cash outflows were partially offset by investments of non-controlling interests in Mines Coulon Inc., which increased liquidities by $1.3 million, and by the exercise of share options and the employee share purchase plan that generated $2.4 million.

During the first six months of 2016, cash flows provided by financing activities reached $213.9 million. Cash inflows were the results of a financing with Ressources Québec for a $50.0 million convertible debenture and a bought deal public offering of 11,431,000 units of Osisko for gross proceeds of $172.6 million. Investments of non-controlling interests also increased liquidities by $3.6 million and the exercise of Virginia replacement share options generated $3.7 million. The Company paid $8.9 million in share issue costs and financing fees and $7.4 million in dividends to its shareholders during the same period.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/	Price	Gross	Net Cash
	Units	($)	Proceeds	Proceeds
			($000’s)	($000’s)

2017 (as of August 3, 2017)
Private placement(i)	19,272,820	14.27	275,000	261,000
Revolving credit facility(i)	n/a	n/a	147,323	147,323
Exercise of share options	27,502	14.14	389	389
Exercise of replacement share options(v)	171,501	11.00	1,897	1,887
Employee share purchase plan	7,659	13.89	106	106
Total	19,479,482		424,715	410,705
2016
Convertible debenture(ii)	n/a	n/a	50,000	49,225
Issuance of Units (bought-deal financing)(iii)	11,431,000	15.10	172,608	164,543
Exercise of share options	12,335	15.22	188	188
Exercise of replacement share options(v)	505,756	9.50	4,806	4,806
Employee share purchase plan	21,762	15.27	332	332
Total	11,970,853		227,934	219,094

2015
Issuance of special warrants(iv)	10,960,000	18.25	200,020	189,158
Exercise of replacement share options(v)	750,837	6.51	4,887	4,887
Total	11,710,837		204,907	194,045

2014 – from June 16
Private placements(vi)	2,794,411	15.03	42,000	39,173
Total	2,794,411		42,000	39,173

Cumulative cash proceeds			899,556	863,017

(i)

On July 31, 2017, Osisko closed a private placement with CDP and Fonds F.T.Q. to fund a portion of the acquisition price of Orion’s portfolio. A total of 18,887,363 common shares were issued at a price of $14.56 per common share plus a 7% capital commitment payment payable partially partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additionally, Osisko drew US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility with the National Bank of Canada and Bank of Montreal.

(ii)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(iii)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(iv)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(v)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(vi)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to CDPQ and Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Cash and cash equivalents	348,642	423,567	499,249	392,717	424,491	439,009	258,509	304,091
Short-term investments	1,547	2,547	2,100	100	100	100	200	2,022
Working capital	329,927	419,325	494,882	389,074	421,443	438,074	248,945	298,858
Total assets	1,438,511	1,421,569	1,416,304	1,399,012	1,354,799	1,312,929	1,081,433	1,098,013
Total long-term debt	46,236	46,005	45,780	45,552	45,328	45,110	-	-
Equity	1,218,302	1,218,717	1,214,304	1,200,734	1,162,225	1,127,542	937,239	958,377
Revenues	18,359	17,126	13,709	17,570	15,792	15,606	12,811	11,724
Net cash flows from operating activities	14,082	12,013	12,782	14,978	15,864	9,820	8,358	12,594
Net earnings (loss) attributable to Osisko’s sharehoders	11,043	4,076	8,679	17,757	15,737	(60)	4,614	9,872
Basic net earnings (loss) per share	0.10	0.04	0.08	0.17	0.15	-	0.05	0.10
Weighted average shares outstanding (000’s)
- Basic	106,656	106,543	106,612	106,564	106,374	99,093	94,445	94,356
- Diluted	106,771	106,628	106,675	106,757	106,570	99,093	95,698	94,759
Share price – TSX - closing(2)	16.85	14.78	13.09	14.36	16.89	13.87	13.67	14.10
Share price – NYSE – closing(3)	12.22	11.10	9.72	10.94	n/a	n/a	n/a	n/a
Warrant price – TSX - closing(4)
OR.WT	2.75	2.80	2.75	3.42	3.08	1.95	1.89	1.56
OR.WT.A	2.65	2.20	2.25	2.70	3.75	2.00	n/a	n/a
Price of gold (average US$)	1,257	1,219	1,222	1,335	1,260	1,183	1,106	1,124
Closing exchange rate(5) (US$/Can$)	1.3449	1.3322	1.3427	1.3117	1.3009	1.2971	1.3840	1.3394

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	In US$. Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Bank of Canada Daily Rate in 2017 (Bank of Canada Noon Rate in 2016 and 2015).

During the first quarter of 2016, the Company closed a $172.6 million equity financing and issued a $50.0 million convertible debenture.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Outlook

Osisko’s 2017 outlook on royalty, stream and precious metal offtake interests is based on the publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp, for the Renard mine published by Stornoway Diamond, for the Brucejack mine published by Pretium, and for the Island Gold mine published by Richmont Mines. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the SASA mine and the Mantos Blancos mine, or uses management’s best estimate.

Attributable gold equivalent ounces for 2017 were increased following the acquisition of the Orion portfolio and are now estimated between 55,300 and 65,700 GEOs (compared to 43,300 and 46,100 GEOs prior to the acquisition of Orion's portfolio). The updated estimate includes the impact of the assets acquired from Orion for five months (August to December).

For our 2017 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,250 per ounce of gold, US$18 per ounce of silver and US$116 per carat for diamonds and an exchange rate (US$/C$) of 1.30.

Related Party Transactions

During the three and six months ended June 30, 2017, amounts of $907,000 and $1,897,000 ($1,251,000 and $2,496,000 for the three and six months ended June 30, 2016, respectively, including $588,000 and $1,093,000 related to capitalized exploration and evaluation activities) were respectively invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices. An amount of $802,000 (including sales taxes) is receivable from associates and included in accounts receivable as at June 30, 2017 ($720,000 as at December 31, 2016).

During the three and six months ended June 30, 2017, amounts of $109,000 and $347,000 (nil during the three and six months ended June 30, 2016) were respectively invoiced to Osisko by an associate for professional services and rental of offices, including $107,000 and $325,000 related to capitalized exploration and evaluation activities. As at June 30, 2017, an amount of $21,000 (including sales taxes) is payable to an associate and included in accounts payable and accrued liabilities ($186,000 as at December 31, 2016).

During the three and six months ended June 30, 2017, interest revenues of $187,000 and $368,000 ($60,000 during the three and six months ended June 30, 2016) were respectively accounted for with regards to a $10.0 million financing completed in May 2016 with Falco, an associate of Osisko. As at June 30, 2017, interests of $786,000 ($418,000 as at December 31, 2016) are receivable from Falco.

During the six months ended June 30, 2017, certain directors and officers of Osisko have participated in financings completed by certain associates. Each of these transactions were concluded under the same terms and conditions offered to the other participants.

In July 2017, the Company participated in a financing completed by Osisko Metals Incorporated, an associate of the Company, and acquired 2,500,000 common shares for $2 million.

Please refer to the sections Portfolio of Investments of this MD&A for other material related party transactions with associates.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Contractual Obligations and Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at June 30, 2017, minimum commitments remaining under these leases were approximately $2,318,000 over the following years ending June 30 (in thousands of dollars):

$

2018	862
2019	817
2020	639
2,318

The following table summarizes commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable Payable Production			Per Ounce/Carat
	to be Purchased (ounces or %)			Cash Payment (US$)			Term of	Date of Contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	Agreement
Amulsar(1)	142,454	694,000		$400	$4		40 years	Nov 25, 2015
Back Forty		75%			$4		Life of mine	Mar 31, 2015
Brucejack(2)	50%			Based on quotational period			Until delivery of 7,067,000 ounces Au	Sept 21, 2015
Gibraltar(3)		75%			$2.75		Life of mine	March 3, 2017
Mantos(4)		100%			25% spot		Life of mine	Sept 11, 2015
Renard(5)			9.6%			$50	40 years	Jul 8, 2014
SASA(6)		100%			$5		40 years	Nov 3, 2015

(1)

4.22% of gold and 62.5% of silver production up to the production maximum. Subject to multiple buyback options: 50% for US$31.3 million and US$34.4million on 2nd and 3rd anniversary of production start date, respectively, which is currently expected to be July 1, 2018. 1% inflation price escalation after 2nd anniversary.

(2)

Subject to multiple buyback options: December 31, 2018 pursuant to a 15% internal rate of return to Osisko or December 31, 2019 for US$75 million + 2% ongoing stream. If buyback not exercised by December 31, 2019, US$10 million make-whole payment + 4% ongoing stream.

(3)

Under the stream, Osisko will receive from Taseko an amount equal to 100% of Gibraltar Mines Ltd.’s (“Gibco”) share of silver production until the delivery to Osisko of 5.9 million ounces of silver to Osisko and 35% of Gibco’s share of silver production thereafter. Gibco is a wholly-owned subsidiary of Taseko having a 75% interest in the Gibraltar silver mine.

(4)	The stream percentage shall be payable on 100% of silver until 19.3 million ounces have been delivered, after which the stream percentage will be 30%.
(5)	The term shall be automatically extended beyond the initial term for successive 10-year periods.
(6)	The term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Outstanding Share Data

As of August 3, 2017, 156,964,269 common shares were issued and outstanding. A total of 3,582,561 share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec is also outstanding, which entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. A put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company, allows them to convert their shares of Mines Coulon Inc. on October 20, 2017 (or before under certain conditions) for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of Osisko based on the fair market value of the Osisko’s common shares at the time of conversion.

Subsequent Events to June 30, 2017

Acquisition of Orion’s portfolio

As described in this MD&A, Osisko closed the acquisition of a precious metals portfolio of assets from Orion on July 31, 2017.

Dividends

On August 3 2017, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on October 16, 2017 to shareholders of record as of the close of business on September 30, 2017.

Annual General Meeting

On May 4, 2017, Osisko held its Annual General Meeting where each of the 10 nominees listed in the Management Information Circular filed on April 10, 2017 with regulatory authorities were elected as directors of the Company. All other resolutions provided for in the Management Information Circular were duly passed, including the Amended and Restated Shareholder Rights Plan approved at 93.7% and the advisory resolution on executive compensation approved at 94.2% .

Corporate Update

On July 31, 2017, Mr. Oskar Lewnowski, Orion’s Chief Investment Officer, was nominated to Osisko’s board of directors. Mr. Lewnowski is the founder of Orion and has more than 20 years of experience in mine financing, metals trading, and mergers and acquisitions.

As part of the investment agreement between la Caisse and Osisko, la Caisse will also have the right to nominate a director to Osisko’s board of directors.

Risks and Uncertainties

The Company is a royalty, stream, offtake and similar interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these resources to reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the SEC before investing in the Company's common shares. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of Osisko’s most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws, the CEO and CFO have evaluated whether there were changes to the DCP during the three months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017 have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the presentation of depletion of royalty and stream interests which is now presented before Gross profit instead of under Other operating expenses in the consolidated statements of income and the new accounting policies described below. Certain comparative figures have been reclassified to conform to the presentation adopted in the current year for the depletion of royalty and stream interests. The Board of Directors approved the interim condensed consolidated financial statements on August 3, 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2016 (except for the new accounting policies described below) and filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

New accounting policies

Financial instruments

Derivatives

Derivatives, other than warrants held in mining exploration, development and royalty companies, are only used for economic hedging purposes and not as speculative investments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Cash flow hedges

The Company has elected to apply the hedge accounting requirements of IFRS 9, Financial Instruments and to designate certain derivatives as cash flow hedges thereunder. The Company documents at the inception of the hedging transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at the inception of a hedge relationship and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in the cash flows of hedged items.

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income (loss) and accumulated in equity under accumulated other comprehensive income (loss). The gain or loss relating to the ineffective portion is recognised immediately in the consolidated statement of income within other gains, net.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset.

When a hedging instrument expires, is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2016 filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Financial Instruments

Foreign exchange risk

The Company holds balances in cash and cash equivalents denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange. In addition, the Company, in connection with the acquisition of the precious metals portfolio of assets from Orion, has entered into foreign exchange forward contracts to mitigate its exposure to foreign currency risks as the Company agreed to pay the cash portion of the acquisition in U.S. dollars for a fixed pre-determined amount of US$500.6 million ($649.6 million as at June 30, 2017). The Company entered into foreign exchange forward contracts to buy US$204.0 at a weighted average rate of $1.3480 US$/CA$ and designated these contracts as cash flow hedges. These contracts were settled on July 31, 2017 (acquisition date of the Orion’s portfolio).

The balance of the cash portion of the acquisition price to be paid in U.S. dollars (approximately US$296.6 million) was paid from current cash and cash equivalent balances denominated in U.S. dollars and the available revolving credit facility. The current cash and cash equivalents balances denominated in U.S. dollars are not part of any hedging relationship and, therefore, foreign exchange gains and losses on these balances continue to be presented in the consolidated statement of income.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2016 and in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017, both filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per basic share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per basic share as they do not reflect the operating performance of the Company.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Adjusted Earnings and Adjusted Earnings per Basic Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment of exploration and evaluation assets”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings attributable to Osisko’s shareholders	11,043	15,737	15,119	15,677

Adjustments:
Foreign exchange loss (gain)	6,113	(644)	7,528	13,076
Unrealized gain on investments	(14,598)	(14,335)	(16,622)	(19,550)
Share of loss of associates	1,516	1,414	2,961	2,396
Loss (gain) on disposal of exploration and evaluation assets	(20)	312	(20)	312
Deferred income tax expense	2,023	4,066	3,744	3,302
Transaction costs	995	-	1,065	-

Adjusted earnings	7,072	6,550	13,775	15,213

Weighted average number of common shares outstanding (000’s)	106,656	106,374	106,617	102,733

Adjusted earnings per basic share	0.07	0.06	0.13	0.15

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2017. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer t o the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

August 3, 2017

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Second Quarter Report

Corporate Information

Corporate Office		Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal		Crawford House, 50 Cedar Avenue
Suite 300		Hamilton HM11
Montréal, Québec, Canada H3B 2S2		Bermuda
Tel.:	(514) 940-0670	Tel.:	(441) 295-6500
Fax:	(514) 940-0669	Fax:	(441) 294-0131
Email: info@osiskogr.com
Web site: www.osiskogr.com

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
Victor H. Bradley	Elif Lévesque, Vice President, Finance and Chief Financial Officer
John Burzynski
Christopher C. Curfman	Joseph de la Plante, Vice President, Corporate Development
André Gaumond	André Le Bel, Vice President, Legal Affairs and Corporate Secretary
Pierre Labbé
Oskar Lewnowski	Vincent Metcalfe, Vice President, Investor Relations
Charles E. Page	Frédéric Ruel, Vice President and Corporate Controller
Jacques Perron

Qualified Person (as defined by NI 43-101)
Luc Lessard

Exchange listings
Toronto Stock Exchange
- Common shares:	OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)
New York Stock Exchange
- Common shares:	OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents
Canada: CST Trust Company
United States of America: American Stock Transfer & Trust Company, LLC

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

Legal Counsels
Bennett Jones LLP
Lavery, de Billy LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP